1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING SHANGHAI HONG KONG

22 December 2011

VIA EDGAR and by Overnight Delivery	Writer’s Direct Contact
212.468.8053
Securities and Exchange Commission	JBaris@mofo.com
100 F Street, N.E.
Washington, DC 20549

Re:                              The Victory Portfolios
File Nos. 33-8982, 811-4852

Gentlemen and Ladies:

We understand that our client, The Victory Portfolios (“Registrant”), is filing via EDGAR, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) Post-Effective Amendment No. 97 under the Securities Act and No. 98 under the 1940 Act to its registration statement on Form N-1A (the “Amendment”).  This filing is being made to: (1) include disclosure added to the Statement of Additional Information by supplement since the last effective date of the registration statement; (2) add Class Y shares to the following Funds: Diversified Stock Fund, Established Value Fund, Fund for Income, International Fund, International Select Fund, Large Cap Growth Fund, National Municipal Bond Fund, Small Company Opportunity Fund, and Special Value Fund; and (3) add certain risk disclosures to the prospectuses and Statement of Additional Information.  Please find enclosed two courtesy copies of the Amendment, which is being filed via Edgar concurrently.

Registrant expects that the Amendment will become effective automatically on February 22, 2012, pursuant to Rule 485(a)(1) under the Securities Act.  We would appreciate receiving any comments you may have at your earliest convenience.

If you have any questions concerning the filing, please ring me up at 212-468-8053.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

Enclosures

cc:	Houghton R. Hallock, Jr., Division of Investment Management
Leigh A. Wilson, Chair of the Board
Michael D. Policarpo, II, Victory Capital Management, Inc.
Christopher K. Dyer, Victory Capital Management, Inc.
Edward J. Veilleux, Chief Compliance Officer
John A. Danko, Citi Fund Services Ohio, Inc.
Brenda J. Fleissner, Ernst & Young LLP
Nathan J. Greene, Shearman & Sterling LLP
Robert E. Putney, III
Isabelle Sajous